MOL Plc.
Finance

RECEIVED

2008 OCT 21 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 September, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08005479

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
OCT 22 2008
THOMSON REUTERS

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

29 September 2008

Share sale of MOL manager

Dr. Miklós Dobák, member of the Board of Directors of MOL sold 3,000 MOL shares at HUF 15,230 on average on the Budapest Stock Exchange on 29 September 2008, with the assistance of OTP Bank Ltd. as investment service provider. After the transaction Dr. Miklós Dobák owns 22,906 MOL shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

26 September 2008

Bayerische Hypo- und Vereinsbank AG. notification on change of voting rights

MOL Plc. hereby informs the capital market participant that Bayerische Hypo- und Vereinsbank sent the attached information to MOL Plc. on 26 September 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

STANDARD FORM FOR MAJOR HOLDING NOTIFICATION
(FOR VOTING RIGHTS ATTACHED TO SHARES, AND FOR FINANCIAL INSTRUMENTS)[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]: HOL Hungarian Oil and Gas Company

2. Reason for the notification (please tick the appropriate box or boxes):

   [X] an acquisition or disposal of voting rights

   [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   [ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation[iii]: Bayerische Hypo- und Vereinsbank Aktiengesellschaft

4. Full name of shareholder(s) (if different from 3.)[iv]:

5. Date of the transaction and date on which the threshold is crossed or reached[v]: 25.09.2008

6. Threshold(s) that is/are crossed or reached: 5%

7. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares[viii]	Number of Voting rights[ix]	Number of shares	Number of voting rights[x]		% of voting rights	
			Direct	Direct[xi]	Indirect[xii]	Direct	Indirect
HU0000068952	28.018	28.018	10.028.018	10.028.018		9,62 %	
SUBTOTAL A (based on aggregate voting rights)	28.018	28.018	10.028.018	10.028.018		9,62 %	

B) Financial Instruments
Resulting situation after the triggering transaction[xiii]

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date[xv]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	number of voting rights	% of voting rights
	10.028.018	9,62 %

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xvi]:

9. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

10. Additional information:

HypoVereinsbank
UniCredit Group

POWER OF ATTORNEY

We, the undersigned, as the authorized representatives of

Bayerische Hypo- und Vereinsbank Aktiengesellschaft,

with its registered seat in Munich, Germany, hereby make, constitute and appoint UniCredit Bank Hungary Zrt., 1054 Budapest, Szabadság tér 5-6. (hereinafter: „Attorney")

to provide information from time to time as required by applicable law and regulation to the necessary bodies (such as the Hungarian Financial Supervisory Authority (HFSA) and the Issuers) and make the necessary disclosure reporting to the HFSA and the Issuer on our behalf in confirmity with and as required by any applicable law and regulation.

All powers vested in the Attorney by this Power of Attorney may be exercised by any attorney of the Attorney as appointed by the Attorney.

The present Power of Attorney is valid until the day when our written withdrawal is received by the Attorney.

We accept that the Hungarian laws and regulations shall apply to the terms and conditions of the present Power of Attorney.

Place and Date:
Munich, 26. September, 2008

By:

(Gabriele Breker-Budiman) (Jutta Stufler)

▶ **MOL Plc.**

INVESTOR NEWS

25 September 2008

OMV notification on change of voting rights

MOL Plc. hereby informs the capital market participant that OMV sent the attached information to MOL Plc. on 25 September 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

RECEIVED

2008 OCT 21 P 12:-4

FICE OF INTERNA
CORPORATE FI

OMV

Hungarian Financial Services Authority
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Pénzügyi Szervezetek Állami Felügyelete
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Hungarian Energy Office
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Magyar Energia Hivatal
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Board of Directors, MOL Plc.
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

Mol Nyrt. Igazgatósága
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

OMV Aktiengesellschaft

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Austria

Registered at:
Company Court Wien
Company Registration No. 93363 z
Registered Office: Wien
VAT No. ATU14189108
DPR No. 0066648

www.omv.com

By fax and post

Fax és posta útján

Re: Notification on change of voting rights in MOL plc

Tárgy: MOL Nyrt-ben fennálló szavazati jogokban bekövetkezett változás bejelentése

Dear Addresses,

OMV Aktiengesellschaft (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria, company registration number: FN 93363 z), **OMV Solutions GmbH** (registered seat: 1020 Vienna, Lassallestraβe 3., Austria; company registration number: FN 80445 b) and **OMV Clearing und Treasury GmbH** (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria; company registration number: FN 50606 x; "OMV Treasury"), through OMV Aktiengesellschaft as (direct or indirect) mother company - as provided in Section 61 (9) of Act CXX of 2001 on the Capital Market; hereinafter: "HCMA"- are hereby sending to the Honourable Addressees the notification ("Notification") on the change in their direct and indirect

Tisztelt Címzettek!

Az **OMV Aktiengesellschaft** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria, cégjegyzékszám: FN 93363 z), az **OMV Solutions GmbH** (székhely: 1020 Bécs, Lassallestraβe 3., Ausztria; cégjegyzékszám: FN 80445 b) és az **OMV Clearing und Treasury GmbH** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; „OMV Treasury"), a tőkepiacról szóló 2001. évi CXX. törvény („Tpt.") 61.§ (9) bekezdése alapján az OMV Aktiengesellschaft mint (közvetlen vagy közvetett) anyavállalat útján, figyelemmel a Tpt. 61.§-ban, továbbá a földgázellátásról szóló 2003. évi XLII. törvény 52.§ (3) bekezdésében foglalt bejelentési kötelezettségre, a nyilvánosan forgalomban hozott értékpapírokkal kapcsolatos tájékoztatási kötelezettség részletes szabályairól szóló

voting rights in MOL Hungarian Oil and Gas Public Limited Company ("MOL") in the form prescribed in Decree of the Minister of Finance No. 24/2008 (VIII.15) on the detailed rules of the disclosure obligations relating to publicly issued securities ("Decree") with a view to the obligation set forth in Section 61 of the HCMA and in Section 52 (3) of Act XLII on the Supply of Natural Gas.

24/2008. (VIII.15) PM rendelet (a továbbiakban: „Rendelet") által előírt formában mellékelten megküldik a Tisztelt Címzettek részére a MOL Magyar Olaj- és Gázipari Nyilvánosan működő Részvénytársaságban (a továbbiakban: „MOL") fennálló közvetlen és közvetett **szavazati joguk** mértékében bekövetkezett változás bejelentését („Bejelentés").

With respect to the fact that the notification form introduced by the Decree does not allow the precise description of the cause and nature of the change in our voting rights, to promote the transparency of the capital market we supplement the information contained in the Notification as follows.

Tekintettel arra, hogy a Rendelet által bevezetett bejelentési formanyomtatvány nem teszi lehetővé a szavazati jogunkban bekövetkezett változás okának, illetve jellegének pontos leírását, a tőkepiac transzparenciájának biztosítása érdekében a Bejelentésben foglaltakat az alábbiakkal egészítjük ki.

The change in our voting rights indicated in the Notification has occurred as a result of a share sale and repurchase agreement (so called repo agreement). The basic elements of that repo agreement are as follows

A szavazati jogunk Bejelentésben feltüntetett változására egy részvényeladási és - visszavásárlási ügylet (ún. repó ügylet) megkötése eredményeképpen került sor. A megkötött repó ügylet lényegi elemei az alábbiak:

Repo seller:	OMV Clearing und Treasury GmbH	**Repó eladó:**	OMV Clearing und Treasury GmbH
Repo buyer:	Bayerische Hypo- und Vereinsbank AG	**Repó vevő:**	Bayerische Hypo- und Vereinsbank AG
Shares involved:	10,000,000 class "A" ordinary share issued by MOL Nyrt. (ISIN:HU0000068952)	**Érintett részvények:**	10.000.000 darab, „A" sorozatú MOL Nyrt. törzsrészvény (ISIN:HU0000068952)
Settlement date of repurchase by OMV	29 January 2009	**OMV Clearing und Treasury GmbH általi visszavásárlás**	2009. január 29.

Clearing und Treasury GmbH:		**elszámolásának időpontja:**	
Voting agreement regarding the shares transferred:	There is no such agreement, the repo purchaser is free to exercise the voting rights attached to the transferred shares.	**Szavazati megállapodás az átruházott részvények vonatkozásában:**	Nincs, a repó vevő szabadon gyakorolhatja a megszerzett részvényekhez kapcsolódó szavazati jogokat.

In accordance with the above, upon the completion of the repurchase leg of the repo transaction the extent of our direct or indirect voting rights in MOL will increase again, which we will notify in accordance with the applicable laws.

A fentiekkel összhangban a repó ügylet visszavásárlási lábának teljesítésekor a MOL-ban fennálló közvetlen, illetve közvetett szavazati jogunk ismételten növekedni fog, amelyet a vonatkozó jogszabályoknak megfelelően be fogunk jelenteni.

In connection with the Notification we note that section 10.1.1 of MOL's articles of association provides as follows: *"No shareholder or shareholder group (as defined below) may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and Asset Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares (the latter shall be exempted only insofar as the ultimate person or persons exercising the shareholder's rights represented by the shares and securities deposited with them do not fall within the*

A Bejelentés kapcsán megjegyezzük, hogy a MOL alapszabályának 10.1.1. pontja szerint *„egy részvényes vagy részvényesi csoport (meghatározását lásd alább) sem gyakorolhatja a szavazati jogok több, mint 10%-át, kivéve a Magyar Államot, az ÁPV Rt.-t, annak bármely jogutódját, a Magyar Állam nevében tulajdonosi jogokat gyakorló más magyar szervet és a Társaság megbízásából a Társaság részvényeit vagy azokat megtestesítő értékpapírokat kezelő letéteményest és értékpapír-kezelőt (ez utóbbiakat csak annyiban kivéve, amennyiben a náluk letétbe helyezett részvényekhez és értékpapírokhoz kapcsolódó részvényesi jogokat végső fokon gyakorló személy vagy személyek nem esnek az alábbi korlátozások alá).”*

limitations specified here below)."

With respect to the fact that the transaction described in the Notification does not impact the number of shares in connection with which the parties making this notification and, further, any entities who are deemed their concert parties on the basis of 65/A (4) of the HCMA (jointly: "Concert Parties") can exercise voting rights in MOL, the notified transaction does not affect the extent of **control** of the Concert Parties in MOL in an extent that would involve the crossing of the control threshold relevant in the current case (10%). Accordingly, there has not occurred a change in the control of the Concert Parties held in MOL, or the MOL subsidiaries holding a licence issued by the Hungarian Energy Office that would be subject to mandatory notification.

Tekintettel arra, hogy a Bejelentésben foglalt ügylet a fenti alapszabályi rendelkezésre tekintettel nem befolyásolja azon részvények számát, amelyek kapcsán a jelen bejelentést tevő személyek, továbbá a Tpt. 65/A.§ (4) bekezdése alapján velük összehangoltan eljáró személyeknek minősülő személyek) (a továbbiakban együttesen: „Összehangoltan Eljáró Személyek") szavazati jogot gyakorolhatnak a MOL-ban, a bejelentet ügylet az Összehangoltan Eljáró Személyek MOL-ban fennálló **befolyásának** mértékében nem okoz olyan változást, amely a jelen esetben releváns befolyásszerzési küszöb (10%) Összehangoltan Eljáró Személyek általi átlépését eredményezné[1]. Erre tekintettel sem az Összehangoltan Eljáró Személyek MOL-ban, sem a MOL tulajdonában álló, a Magyar Energia Hivatal által kiadott engedélyes vállalkozásokban fennálló befolyása mértékében nem történt bejelentés-köteles változás.

Vienna, 25 September 2008.

Bécs, 2008. szeptember 25.

---

[1] A PSZÁF által részünkre adott iránymutatás általunk történt értelmezése alapján alapszabályban foglalt szavazati korlát esetében a befolyás az alábbiak szerint számítandó ki: [a befolyásszerző ténylegesen szavazó részvényeinek a száma] / [(a kibocsátó összes részvényének a száma) – (a kibocsátó saját részvényeinek a száma) – (a szavazati korlát miatt szavazati jogot nem biztosító részvények száma)]. Ezen számítás szerint az Összehangoltan Eljáró Személyek MOL-ban fennálló **befolyásának** mértéke a Bejelentésben szereplő esemény *előtt*: [10.418.382] / [(109.675.502)-(5.491.678)-(11.761.110)]=**11,27%** *közvetlenül azt követően* pedig: [10.418.382] / [(109.675.502)-(5.491.678)-(1.761.110)]=**10,17%**.

In accordance with our interpretation of the guidance given by PSZÁF, in cases where the articles of association provide for a voting cap the voting rights must be calculated as follows: [no. of shares of the acquirer which can be actually voted] / [(no. of all shares issued by the issuer) – (no. of shares held in the issuer's treasury) – (no. of shares disenfranchised as a result of the voting cap)]. In accordance with this calculation the extent of **control** of the Concert Parties in MOL *before* the notified event: [10,418,382] / [(109,675,502)-(5,491,678)-(11,761,110)]=**11.27%**, and *immediately after* the event: [10,418,382] / [(109,675,502)-(5,491,678)-(1,761,110)] = **10.17%**.

Yours sincerely, Tisztelettel:

OMV Aktiengesellschaft

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Österreich
OMV

Name/Név:
Position/ Beosztás:

GROUP TREASURER
BRENDAN BOUCHER

SVP
OLIVER DILLENZ

Attachment/Melléklet

END